EXHIBIT 99.1

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended March 31
	2006	2005
	US$	US$
Revenues	15,608,533	8,278,561

Cost of goods sold	11,250,451	5,717,138

Gross profit	4,358,082	2,561,423

Selling and marketing	233,983	60,608

General and administrative	215,974	139,948

Depreciation and amortization	148,078	64,917

Income from operations	3,760,047	2,295,950

Other income	243,415	-

Income before income taxes	4,003,462	2,295,950

Income taxes	603,462	307,517

Net income	3,400,000	1,988,433

Foreign currency translation gain	101,219	-

COMPREHENSIVE INCOME	3,501,220	1,988,433

NET INCOME PER SHARE
BASIC AND DILUTED	0.16	0.12

WEIGHT AVERAGE NUMBER OF SHARES
OUTSTANDING
BASIC AND DILUTED	21,661,333	17,000,000

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006 AND DECEMBER 31, 2005
(Unaudited)
ASSETS

	March 31,	December 31,
	2006	2005
	US$	US$
CURRENT ASSETS
Cash and cash equivalents	9,513,952	2,276,915
Accounts receivable, net	8,672,553	11,642,823
Related party receivables	2,519,954	3,783,198
Inventories, net	3,513,455	5,311,293
Prepayment	415,556	-
Advance to suppliers	3,778,661	1,492,512
Other receivables	301,011	415,455
Deferred tax assets - current portion	130,115	129,712
Total current assets	28,845,256	25,051,908

Plant and equipment, net	1,858,321	1,951,566
Land use rights, net	1,135,253	1,142,182
Intangible assets	559,738	511,127

Deferred tax assets - non-current portion	461,317	459,889
TOTAL ASSETS	32,859,884	29,116,672

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accruals	1,849,385	1,839,609
Taxes payable	1,273,725	1,115,356
Payable for acquisition of business	-	592,846
Deferred income	888,677	887,469
Due to director	70,364	69,646
Total liabilities (all current)	4,082,152	4,504,926

SHAREHOLDERS' EQUITY
Common stock, $0.01 par value; 100,000,000 shares authorized;
21,858,000 (March 31, 2006) and 21,558,000
(December 31, 2005) shares issued and outstanding	218,580	215,580
Additional paid-in capital	5,701,565	4,494,565
Retained earnings	21,952,610	18,552,610
Reserve	803,757.87	803,758
Accumulated other comprehensive income	101,219	545,233
Total shareholders' equity	28,777,733	24,611,746

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	32,859,884	29,116,672

This discussion below contains forward-looking statements reflecting the Company’s views with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from the statements. These forward-looking statements are identified by, among other things, the words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All amounts, other than percentages, in millions of U.S. dollars

	Quarter Ended March 31,
Item	2006	2005	Increase (Decrease)	% Increase (% Decrease)
Revenue	15.6	8.3	7.3	88.5%
Cost of Goods Sold	11.2	5.7	5.5	96.8%
Gross Profit	4.4	2.6	1.8	70.1%
Operating Expenses	0.6	0.3	0.3	125.3%
Other Income (expense)	0.2	--	0.2	N/A
Provision for Taxes	0.6	0.3	0.3	96.2%
Net income	3.4	2.0	1.4	71%

Revenues

Revenue for the quarter ended March 31, 2006 increased by 88.5% from the same quarter of 2005. The increase was mainly the result of the Company’s increased marketing efforts, the increased brand recognition of the Company’s services and products and the growth of the Chinese security and surveillance market. Although competition is keen in the industry, the Company is committed to promote its brand and strengthen its distribution network and its cooperation with independent, regional sales agents. The Company has established close relationship with these sales agents in order to take advantage of their regional resources and provide products and services that are tailored to the needs of its customers in each region. Management believes that these sales and marketing strategies are effective and will contribute to the growth in revenue of the Company.

Components of Revenues

The following table shows the different components comprising the Company’s total revenues for the three months ended March 31, 2006 and 2005.

All amounts in millions of U.S. dollars
Revenue	2006Q1	2005Q1
Project income from supply and installation of security and surveillance equipment	14.16	7.92
Outright sale of security and surveillance equipment	1.45	0.36

Income from installation projects contributed approximately 91% of the total revenue in the first quarter of 2006 and 95% in the first quarter of 2005. Management believes that revenues from installation projects will continue to be the Company’s major revenue source. With the Company putting more resources into research and development of products and other potential strategic acquisitions, management believes that the percentage of revenue from the outright sale of products will increase in the future and will constitute approximately 40% of the total revenue by the end of 2006.

Cost of Goods Sold

Cost of goods sold for the quarter ended March 31, 2006 increased by 96.8% to $11.2 million against $5.7 million for the same period in 2005. Such increase correlates mainly to the increase of sales revenue.

Gross profit margin for the first quarter was 27.9%, a 3% decrease from 30.9% of the same quarter in 2005. The gross profit margin is in line with the gross profit margin for the entire year in 2005. Such decrease was mainly attributable to the increased competition and the Company’s strategic decision in taking some projects that had a lower profit margin, but were important for gaining market share for the Company.

Operating Expenses

Operating expenses, which consist of sales and marketing, general and administrative expenses, and depreciation and amortization, were $0.6 million for the quarter ended March 31, 2006, representing a 125.3% increase compared with the same period in 2005. Such increase is mainly attributable to the increase in sales revenue, the increased spending in connection with the expansion of the sales marketing programs and the R&D department and the increased legal, accounting and regulatory related costs caused by the Company becoming a public reporting company.

Income taxes

The Company incurred income taxes of approximately $0.6 million for the three months ended March 31, 2006, an increase of 96.2% against the $0.3 million for the three months ended March 31, 2005. Management believes that such increase is generally in line with the increase of sales revenue.

In accordance with the relevant tax laws and regulations of the People’s Republic of China for the Shenzhen Special Economic Zone, the corporate income tax rate was 15% for the fiscal years 2006 and 2005. The Company is not aware of any tax rate change in the near future.

Net income (profit after taxes)

The Company earned net income of $3.4 million for the quarter ended March 31, 2006, an increase of 71% against $2 million for the quarter ended March 31, 2005. Such increase was mainly attributable to the increase in sales revenue.

Based on the Company’s financial performance in the past several years, the Company tends to have a lower sales revenue in the first quarter than the rest of the year because fewer projects are undertaken during and around the Chinese spring festival. Sales revenue generally will grow in the second quarter and will keep growing in the third and fourth quarters. Management expects that the Company will have the same growth pattern for the year 2006 and anticipates solid growth in the third and fourth quarter.

Amount due from/(to) directors

The Company received advances from its director to facilitate the operations of the Company during the quarter ended March 31, 2006. Such loans are non-interest bearing and payable upon demand. The balance due at March 31, 2006 was $70,364.

Accounts Receivable and Inventories

Accounts receivable for the quarter ended March 31, 2006 decreased by $3 million or 25.5% as compared to that at the end of 2005. Such decrease is mainly attributable to the management's increased efforts in connecting accounts receiveble on a timely basis.

Inventory for the quarter ended March 31, 2006 also decreased by $1.8 million or 33.8% as compared to that at the end of 2005.

Exchange Rates

For financial reporting purposes, the financial statements of the Company which are prepared using the functional currency have been translated into United States dollars. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated at historical exchange rates. Any translation adjustments resulting are not included in determining net income but are included in foreign exchange adjustment to other comprehensive income, a component of shareholders’ equity. The exchange rates adopted are as follows:

	2006Q1	2005Q1
Quarter end RMB : exchange rate	8.07	8.27
Average Quarterly RMB : exchange rate	8.02	8.27

Liquidity and Capital Resources

As of March 31, 2006, the Company had cash and cash equivalents of approximately $9,597,199.

The Company has no long term debt and no credit facility has been applied for by the Company. In April 2006, the Company completed a private placement of its common shares to 3 accredited investors. As a result of this private placement, we raised $8,000,000 in gross proceeds, which left us with approximately $7,350,000 in net proceeds after the deduction of approximately $650,000 of offering expenses. The net proceeds will be used for the Company’s working capital and acquisition plan.

The Company had no material commitments for capital expenditures as of March 31, 2006. As part of its business strategy, the Company may acquire other businesses engaged in similar or complementary industries if the appropriate opportunity arises. In that event, the Company may need to raise more capital from the equity market to finance such acquisition. However, the Company believe that its currently available working capital, after receiving the aggregate proceeds of the capital raising activities referred to above, should be adequate to sustain its operations at its current levels through at least the next twelve months.